AB 8/24

B30 8/23 *

SECUR 06009800 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAY 3 0 2006 213 PROCESSING WASH D.C. SECTION

REPORT FOR THE PERIOD BEGINNING **April 1, 2005** AND ENDING **March 31, 2006**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOMURA SECURITIES INTERNATIONAL, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO WORLD FINANCIAL CENTER, BUILDING B

(No. and Street)

NEW YORK	**NEW YORK**	**10281-1198**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES BETZ **(212) 667-9321**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED AUG 3 0 2006 THOMSON FINANCIAL

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

To the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nomura Securities International, Inc., (the "Company) as of March 31, 2006, are true and correct. Based upon information available to the undersigned, neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supporting schedules of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

State of New York
County of New York
Sworn to before me this
22nd day of May, 2006

Name: Lawrence A. Wagner
Title: Chief Financial Officer

Name: Ralph Alfonso
Title: Chief Operations Officer

Notary Public

Judith A. James
Notary Public, State of New York
No. 01JA6036611
Qualified in Orange County
Commission Expires January 31, 2010

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent auditor's report on internal accounting control.
- ✓ (p) Schedule of segregation requirements and funds in segregation for customers trading on U.S. Commodity Exchanges.
- ✓ (q) Computation of CFTC Minimum Net Capital Requirement.
- ✓ (r) Statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2006
(Dollars in Thousands)

Assets		
Cash and cash equivalents		$ 317,634
Cash and securities segregated pursuant to federal regulations		217,359
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell	$34,532,947	
Securities borrowed	16,221,834	
		50,754,781
Trading assets ($14,615,973 were pledged to various parties)		21,313,541
Receivables:		
Brokers, dealers and clearing organizations	1,329,568	
Interest and dividends	126,227	
Customers	9,538	
		1,465,333
Securities received as collateral		21,553
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $52,415		20,039
Other assets		72,695
Total assets		$ 74,182,935

See accompanying Notes to Financial Statements.

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2006
(Dollars in Thousands)

Liabilities and stockholder's equity		
Liabilities:		
Short-term borrowings:		
Securities sold under agreements to repurchase	$42,927,531	
Securities loaned	23,208,709	
Bank borrowings	28,217	
		$ 66,164,457
Trading liabilities		4,933,874
Payables:		
Brokers, dealers and clearing organizations	373,376	
Compensation and benefits	204,271	
Interest and dividends	120,667	
Customers	80,174	
Other	96,962	
		875,450
Subordinated borrowings		1,950,000
Obligation to return securities received as collateral		21,553
Total liabilities		73,945,334
Commitments and contingent liabilities		
Stockholder's equity:		
Common stock, without par value, 9,000 shares authorized, 5,984 shares issued and outstanding	–	
Additional paid-in capital	920,000	
Accumulated deficit	(682,399)	
Total stockholder's equity		237,601
Total liabilities and stockholder's equity		$ 74,182,935

See accompanying Notes to Financial Statements.

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

To the Stockholder and Board of Directors
of Nomura Securities International, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Nomura Securities International, Inc. (the "Company"), for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding customer and firm assets, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) of the SEC and the minimum financial requirements pursuant to Regulation 1.17 of the CFTC
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3
5. Making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
6. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are

to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) of the SEC and Regulation 1.16 of the CFTC lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding customer and firm assets, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, Inc., the Chicago Board of Trade, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Ernst + Young LLP

May 19, 2006